FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                          For the month of January 2007
                                 31 January 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable


This report is incorporated by reference in the prospectus contained in the Registration Statements on Form F-3 (SEC File No. 333-08246) and Form F-3/S-3

(SEC File No. 333-106837) filed by the Registrant under the Securities Act of 1933.



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Supplemental Indentures on 31 January 2007


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                           British Sky Broadcasting Group plc - Supplemental Indentures

Effective January 31, 2007, BSkyB Investments Limited, a wholly owned subsidiary of British Sky Broadcasting Group plc ("BSkyB") became a guarantor under the following indentures of BSkyB and certain of its subsidiaries:

         1.       Indenture dated as of September 15, 1996, by and among British Sky Broadcasting Group plc, the
Guarantors named therein, and The Bank of New York, as trustee, with respect to guaranteed debt securities;

         2.       Indenture dated as of July 2, 1999 by and among British Sky Broadcasting Group plc, the Guarantors named therein, and The Bank of New York, as trustee, with respect to GBP100,000,000 7.75% Notes due 2009 and
$650,000.000 8.20% Notes due 2009; and

         3.       Indenture dated as of  October 20, 2005, by and among BSkyB Finance UK plc, the Guarantors named therein, and The Bank of New York, as trustee, with respect to $750,000,000 5.625% Senior Unsecured Notes due 2015;
$350,000,000 6.500% Senior Unsecured Notes due 2035; and GBP400,000,000 5.750% Senior Unsecured Notes due 2017.

The addition of BSkyB Investments Limited was effected by means of a First Supplemental Indenture of each of the above indentures.
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Enquiries:

Dave Gormley
Company Secretary
Tel: +44 (0) 870 240 3000

31 January 2007



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 31 January 2007                By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary